UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292[1,2]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292[1,2]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03% [3]
14	TYPE OF REPORTING PERSON OO

_____________________
1 Consists of (i) 15,417,928 shares of Common Stock, par value $0.01 (“Common Stock”), of Eagle Bulk Shipping Inc. (the “Issuer”) and (ii) 364 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring (as defined below).
2 All Common Stock share numbers reported in this Amendment reflect the 1-for-20 reverse stock split of the Common Stock that was effective as of 5:00 p.m., Eastern Time, on August 4, 2016.
3 The percentages are calculated based upon (i) the 18,804,203 shares of Common Stock reported to be outstanding as of August 9, 2016 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016, (ii) the 29,333,318 shares of Common Stock issued by the Company upon the closing under the Stock Purchase Agreement (the “Stock Purchase Closing”), as reported in Exhibit 99.1 to its Form 8-K filed with the SEC on August 10, 2016, (iii) 364 shares of Common Stock issuable upon exercise of the Warrants but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the sole director of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed with the SEC on October 24, 2014, as amended by Amendment No. 1 thereto, filed with the SEC on January 1, 2015 (as so amended, the “Schedule 13D”) with respect to shares of Common Stock, par value $0.01 (“Common Stock”), of Eagle Bulk Shipping Inc. (the “Issuer”).  The address of the principal executive office of the Issuer is 300 First Stamford Place 5th Floor Stamford, CT 06902.

As of August 16, 2016, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding thereto the following:

“On March 30, 2016, certain affiliates of the Reporting Persons participated as lenders in a $60 million secured term loan (the “Second Lien Loan”) to the Issuer pursuant to the Second Lien Loan Agreement, dated as of March 30, 2016, among the Issuer, as borrower; certain subsidiaries of the Issuer, as guarantors, certain lenders thereunder, including such affiliates of the Reporting Persons (the “Second Lien Lenders”), and Wilmington Savings Fund Society, FSB, as agent for the Second Lien Lenders (the “Second Lien Loan Agreement”), which provided for two issuances of shares of Common Stock to the Second Lien Lenders, the second of which was subject to shareholder approval.

Pursuant to the Second Lien Loan Agreement and, in the case of the second issuance, following shareholder approval, the Issuer delivered to EB Holdings in two separate issuances an aggregate of 7,068,274 shares of Common Stock for no additional consideration.

On July 1, 2016, the Issuer, EB Holdings and certain other investors named therein entered into a Stock Purchase Agreement dated July 1, 2016 (the “Stock Purchase Agreement”), pursuant to which EB Holdings agreed to purchase an aggregate of 7,564,290 shares of Common Stock for an aggregate purchase price of $22,692,870.  Pursuant to the Stock Purchase Agreement and following shareholder approval of such issuance, the Issuer delivered to EB Holdings 7,564,290 shares in connection with the Stock Purchase Agreement for an aggregate purchase price of $22,692,870.

All Common Stock share numbers reported in this Amendment reflect the 1-for-20 reverse stock split of the Common Stock that was effective as of 5:00 p.m., Eastern Time, on August 4, 2016.

The foregoing description of the Second Lien Loan Agreement and the Stock Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreements, which are referenced in Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, and which are hereby incorporated by reference into this Item 3.”

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding thereto the following:

In connection with the Second Lien Loan Agreement, the Stock Purchase Agreement and the Preferred Stock Purchase Agreement (as defined below) and the transactions thereunder, the board of directors of the Issuer and the shareholders of the Issuer approved an amendment to the articles of incorporation of the Issuer, and such articles were so amended, (i) to increase the number of authorized shares of Common Stock, from 150,000,000 to 700,000,000, (ii) to effect a reverse stock split of the Issuer’s issued and outstanding shares of Common Stock and (iii) to authorize 25,000,000 shares of preferred stock, par value US$0.01 per share.

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 11

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows.

“(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of (i) the 18,804,203 shares of Common Stock reported to be outstanding as of August 9, 2016 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016, (ii) the 29,333,318 shares of Common Stock issued by the Company upon the closing under the Stock Purchase Agreement, as reported in Exhibit 99.1 to its Form 8-K filed with the SEC on August 10, 2016, (iii) 364 shares of Common Stock issuable upon exercise of the Warrants but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

EB Holdings directly holds (i) 15,417,928 shares of Common Stock and has the sole power to vote and dispose of such Common Stock and (ii) 364 Warrants. Each Warrant is exercisable by EB Holdings for one share of Common Stock at an exercise price of $556.40 per share (subject to certain antidilutive adjustments). The Warrants will expire pursuant to their terms on October 15, 2021.

Management, in its capacity as the sole director of EB Holdings has the ability to direct the management of the business of EB Holdings, including the power to vote and dispose of securities held by EB Holdings; therefore, Management may be deemed to beneficially own the Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by EB Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by EB Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by EB Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Item 6 is incorporated by reference into this Item 5(c).

(d) and (e)

Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated below:

“On May 13, 2016, EB Holdings and certain of its affiliates entered into an Amended and Restated Registration Rights Agreement, (the “A&R Registration Rights Agreement”) with the Issuer with respect to the Common Stock. Pursuant to the Registration Rights Agreement, the Holders (as defined in the Registration Rights Agreement and which include EB Holdings and such affiliates) have, among other things and subject to the terms and conditions set forth therein, certain demand, shelf and “piggy back” registration rights with respect to shares of Common Stock held by the

CUSIP No. Y2187A127	SCHEDULE 13D	Page 9 of 11

Holders, including the right to demand an initial public offering and listing on the New York Stock Exchange or the Nasdaq Stock Market to be commenced at a time when the Issuer otherwise does not have a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or a reporting obligation under the Exchange Act. Demand rights include that upon the written request of EB Holdings or one of such other Holders, the Issuer will file with the SEC a registration statement covering the resale of Common Shares beneficially owned by the requesting parties, subject to the limitations that the Issuer will not be required to file such a registration statement (a) more than once in any 90-day period or (b) if the shares to be covered by such registration statement have a market price of less than $50 million.

The Registration Rights Agreement will terminate with respect to holder of registrable securities if (a) such holder, together with its affiliates, beneficially owns less than 1% of the Common Stock, (b) if all of the registrable securities owned by such Holder and its affiliates could be sold in any ninety-day period pursuant to Rule 144 without volume or manner-of-sale restrictions or (c) if all of the Common Stock held by such holder and its affiliates has been sold.

On May 26, 2016, the Issuer, certain affiliates of the Reporting Persons and certain other investors named therein entered into a Preferred Stock Purchase Agreement, dated as of May 26, 2016 (the “Preferred Stock Purchase Agreement”), pursuant to which such affiliates agreed to purchase an aggregate of 3,951 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share, of the Issuer (the “Preferred Stock”) for an aggregate purchase price of $3,911,490.

The foregoing description of the Registration Rights Agreement and the Preferred Stock Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreements, which are referenced in Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D, and which are hereby incorporated by reference into this Item 6.”

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1
Second Lien Loan Agreement, dated March 30, 2016, by and among Eagle Bulk Shipping Inc., as borrower, the subsidiary guarantors party thereto, the certain lenders party thereto and Wilmington Savings Fund Society, FSB, as agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC March 30, 2016).

Exhibit 2
Stock Purchase Agreement, dated July 1, 2016, by and among the Eagle Bulk Shipping Inc. and the Investors party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC July 5, 2016).

Exhibit 3
Amended and Restated Registration Rights Agreement, dated as of May 13, 2016, by and among Eagle Bulk Shipping Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC by the Issuer on May 17, 2016).

Exhibit 4
Preferred Stock Purchase Agreement, dated May 26, 2016, by and among Eagle Bulk Shipping Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC May 27, 2016).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 17, 2016.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. Y2187A127	SCHEDULE 13D	Page 11 of 11

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President